

12060968

4/5 KW

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5/A PART III

SEC FILE NUMBER
8- 68744

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1 2011 AND ENDING December 31 2011
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SteelPoint Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

6737 Winding Creek Drive
(No. and Street)

San Diego | CA | 92119
(City) | (State) | (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Christopher Van Stelle | 619-704-7535
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Timothy A. Coons CPA
(Name – *if individual, state last, first, middle name*)

8677 Villa La Jolla Drive Ste 1110 | La Jolla | CA | 92037
(Address) | (City) | (State) | (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 4/5

OATH OR AFFIRMATION

I, Christopher Van Stelle, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SteelPoint Securities, LLC, as of December 31st, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



DEBRA A. TANCIL
Commission # 1896925
Notary Public - California
San Diego County
My Comm. Expires Jul 25, 2014

Signature

CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STEELPOINT SECURITIES, LLC.

INDEX TO FINANCIAL STATEMENTS
RULE 17a-5(d)(1)

All other financial statements and schedules for which provision has been made in the applicable accounting regulations of the Security and Exchange Commission are not required or are inapplicable, and have been omitted.

TIMOTHY A. COONS, CPA, PhD.
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
Fax 858-623-0142
A PCAOB and SEC Registered CPA Firm

To the Members of
Steelpoint Securities, LLC.

I have audited the accompanying statement of financial condition of Steelpoint Securities, LLC. (A California Limited Liability Company) as of December 31, 2011, and the related statements of income(loss), changes in members' equity and cash flows for the period ended December 31, 2011 and the schedules of computation of net capital, computation of net capital requirement, and computation of aggregate indebtedness as of December 31, 2011. These financial statements and schedules are the responsibility of the company's management. My responsibility is to express an opinion on these financial statements and schedules based on my audit.

I conducted my audit in accordance with US generally accepted auditing standards. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free from material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and schedules. An audit also includes assessing the accounting principles used and significant statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements and schedules referred to above present fairly, in all material respects, the financial position of Steelpoint Securities, LLC. As of December 31, 2011, and the results of its operations and cash flows for the period then ended in conformity with US generally accepted accounting principles. Further, in my opinion the data shown in the schedules of computation of net capital, computation of net capital requirement and the computation of aggregate indebtedness as of December 31,2011, presents fairly, in all material aspects the information set forth therein.



Timothy A. Coons, CPA PhD
La Jolla, California USA
February 17, 2012

SteelPoint Securities, LLC
Balance Sheet
As of December 31, 2011

ASSETS

	Allowable	Non-Allowable	Total
Current Assets			
Cash	$ 188,870	$ -	$ 188,657
Accounts Receivable	32,891	-	32,891
Total Current Assets	221,761	-	221,761
Other Assets			
Other Assets	-	25,585	25,585
Total Other Assets	-	25,585	25,585
Total Assets	$221,761	$ 25,585	$247,346

The accompanying footnotes are an integral part of these financial statements

SteelPoint Securities, LLC
Balance Sheet
As of December 31, 2011
(Continued)

LIABILITIES AND MEMBERS' EQUITY

	Allowable	Non-Allowable	Total
Liabilities			
Current Liabilities			
Accounts Payable	$ 8,665	$ -	$ 8,665
Credit Card Debt	10,497	-	10,497
Payroll Liabilities	1,991	-	1,991
Total Current Liabilities	21,153	-	21,153
Members' Equity			
Members' Capital	226,193		
Total Members' Equity	226,193		
Total Liabilities and Members Equity	$ 247,346		

The accompanying footnotes are an integral part of these financial statements

SteelPoint Securities, LLC
Statement of Income (Loss)
For the Period January 1, 2011 through December 31, 2011

Revenues	
Commissions	$ 67,502
Fee Income	243
Other Revenue	17,061
Total Revenues	84,806
Costs and Expenses	
Clearing and Execution Expense	$ 4,109
Commissions	27,673
Regulatory Fees and Expenses	5,982
Professional Services	6,487
Salaries and Wages	12,332
Payroll Taxes	1,151
Office Expenses	11,434
Insurance	2,259
Compliance Fees	28,750
General Taxes and Licenses	1,078
Advertising/Internet	3,844
Telephone and Delivery	934
Other Expenses	2,695
Total Costs and Expenses	108,728
Net Loss before Other Expenses	(23,922)
Other Expenses	
Interest Expense	777
Total Other Expenses	777
Net Loss for the Period	$(24,699)

The accompanying footnotes are an integral part of these financial statements

SteelPoint Securities, LLC
Statement of Changes in Members' Equity
For the Period January 1, 2011 through December 31, 2011

	Capital
Balance as of December 31, 2011	$ 145,412
Capital Contributions	105,480
Net (Loss) for the Period	(24,699)
Balance as of December 31, 2011	$226,193

The accompanying footnotes are an integral part of these financial statements

SteelPoint Securities, LLC
Statement of Cash Flows
For the Period January 1, 2011 through December 31, 2011

Cash flow from Operating Activities-	
Net (Loss) for the Period	**$(24,699)**
Add (Deduct)-	
Increase in Accounts Receivable	**(32,891)**
Increase in Other Assets	**(4,573)**
Increase in Accounts Payable	**8,066**
Increase in Credit Card Debt	**10,496**
Increase in Payroll Liabilities	**1,991**
Net Cash (Used) by Operating Activities	**(41,610)**
Cash Flow from Financing Activities-	
Capital Contributions	**105,480**
Net Cash Provided by Financing Activities	**105,480**
Net Change in Cash for the Period	**63,870**
Cash Balance as of December 31, 2010	**$125,000**
Cash Balance as of December 31, 2011	**$188,870**

The accompanying footnotes are an integral part of these financial statements

SteelPoint Securities, LLC
Schedule I
Computation of Net Capital
December 31, 2011

Net Capital-	
Members' Equity	$ 226,193
Additions (Deductions) from Equity	
Non-Allowable Assets	(25,585)
Net After Deductions before Haircuts	200,608
Hair Cuts	(373)
Net Capital	$200,235

Schedule II
Computation of Net Capital Requirement
December 31, 2011

Minimum Net Capital Based on 6.67% Aggregate Indebtedness	$ 1,410
Minimum Dollar Requirement	50,000
Excess Net Capital	150,235
Excess Net Capital @ 1000% (Net Capital-10%A.I.)	198,493

Schedule III
Computation of Aggregate Indebtedness
December 31, 2011

Total aggregated indebtedness from liabilities From financial condition	$ 21,153
Ratio of aggregated indebtedness to net capital	10.56%

There were no differences between the company's audited and initial unaudited computation of net capital, computation of net capital requirement, and computation of aggregated indebtedness reported by the company on its Form X-17A-5 Part IIA for the year ended December 31, 2011.

SteelPoint Securities, LLC
Notes to Financial Statements
December 31, 2011

Note 1: Significant Accounting Policies –

As a registered broker-dealer in securities, the Company is subject to the Securities Exchange Act of 1934. The Company uses the accrual method of accounting for financial reporting purposes.

Allowance for doubtful accounts – bad debt expense. The Company does not record an allowance for doubtful accounts in its books because all accounts listed in the accounts receivable are collected within thirty day period.

The Company has executed agreements with National Financial Services for the handling of customer securities transactions on a fully disclosed basis.

The Company introduces and forwards all customer and principal transactions involving purchases and sales of securities to another broker-dealer or dealer who carries such accounts on a fully disclosed basis. The Company promptly forwards all funds and securities received in connection with its activities with other brokers and does not otherwise hold funds or securities for or owe money or securities to customers.

For purposes on reporting cash flows, cash, and cash equivalents include cash on hand and demand deposits at banks or institutions and security firms with a maturity within three months.

In conformity with U.S. general accepted accounting principles, preparation of financial statements may require the use of management's estimates.

Note 2: Capital Requirement –

The Company, as a registered broker-dealer in securities, is required to comply with the net capital provisions of the Securities and Exchange Act of 1934. Under that rule, the Company had net capital, as defined, of $200,253, which is $150,253 in excess of the minimum of $50,000 required to be maintained. There were no differences between the Company's audited and initial unaudited computation of net capital, computation of net capital requirement, and the computation of aggregate indebtedness reported by the Company on its Form X-17A-5, Part IIA for the period ended December 31, 2011.

Initial unaudited net capital	$200,253
Audited net capital	$200,253

Note 3: Related Party –

The Company is a California Limited Liability Company formed in December of 2010 and has two members. For Federal tax purposes the company is treated as a partnership.

Note 4: Income Taxes

The Company is a partnership for federal tax purposes and a limited liability company for California purposes. Both pass the earnings or losses on to the members of the company and therefore there is no provision for income taxes presented in these financial statements. The Company is subject to the gross receipts tax under California tax law but did not go over the first tier of gross receipts tax at $250,000 in gross receipts for the year ended December 31, 2011, therefore there is no additional tax provisions to be made for the year ended December 31, 2011.

Note 5: Exemption for Computing Reserve Requirement and other Provisions –

The Company is exempt from computing the Reserve Requirement for the period ending December 31 , 2011 as per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii) and is also exempt from the provisions of the Possession or control provision per the Security and Exchange Commission Rule 15c3-3(k)(2)(ii).

TIMOTHY A. COONS, CPA, PhD.
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
Fax 858-623-0142
A PCAOB and SEC Registered CPA Firm

To the Members of
Steelpoint Securities, LLC.

In planning and performing our audit of the financial statements and supplemental schedules of Steelpoint Securities, LLC. (a California Limited Liability Company) as of December 31, 2011 and have issued an auditor's report thereon dated February 17, 2012.

As part of that audit, we considered its internal control systems including the control activities for safeguarding securities, in order to determine our audit procedures for the purpose of expressing our opinion on the financial statements not to provide assurance on internal control.

Also as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC) we have made a study of the practices and procedures followed by the company including tests of such practices and procedures that we consider relevant to the objective stated in Rule 17a-5(g) in making the periodic assumptions of aggregate indebtedness (or aggregate debits) and net capital provisions under Rule 17a-3(a)(11) and for determining compliance with exemptive provisions under Rule 15c-3-3. Because the company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did no review the practices and procedures followed by the company in any of the following:

Making quarterly securities examinations, counts, verifications, and comparisons
Recordation of differences required by Rule 17a-13
Complying with requirements for prompt payment of securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the company is responsible for establishing and maintaining internal control and the practices and procedures referred in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those objectives of internal control and the practices

and procedures are to provide management with reasonable but not absolute assurance that assets for which the company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in internal control or the practices or the procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding on our study, we believe that the company's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Members, management, the SEC, FINRA and other regulatory agencies that rely on Rule 127a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.



Timothy A. Coons, CPA PhD.
La Jolla, California
February 17, 2011

TIMOTHY A. COONS, CPA, PhD.
8677 VILLA LA JOLLA DRIVE #1110
LA JOLLA, CALIFORNIA 92037
619-846-0756
Fax 858-623-0142
A PCAOB and SEC Registered CPA Firm

To the Members of
Steelpoint Securities, LLC.

In accordance with Rule 17a-5(e)(4) under the Securities and Exchange Act of 1934, I have performed the procedures enumerated below to the accompanying Schedule of Assessment and Payments (Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) for the period January 1, 2011 to December 31, 2011, which were agreed to by Steelpoint Securites, LLC and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. (FINRA, and SIPC), solely to assist you and the other specified parties in evaluating Steelpoint Securities LLC's compliance with applicable instructions of the Assessment Reconciliation (Form SIPC-7). Steelpoint Securities, LLC's management is responsible for Steelpoint Securities, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

I compared the listed assessment payments in Form SIPC-7 with respective cash disbursement record entries from the canceled check and noted no differences;

I compared the Total Revenue amounts of the audited Form X-17A-5 for the year ended December 31, 2011 with the amounts reported on Form SIPC-7 for the period January 1, 2011 to December 31, 2011 noting no differences;

I compared any adjustments reported on Form SIPC-7 with supporting schedules and working papers and noted no differences;

I proved arithmetical accuracy of the calculations reflected on Form SIPC-7 and the related schedules and working papers supporting the adjustments noting no differences;

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these parties.



Timothy A. Coons, CPA PhD
La Jolla, California
February 17, 2011